Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Austin Gold Corp. (the "Company" or "Austin Gold")

9th Floor, 1021 West Hastings Street

Vancouver, British Columbia, V6E 0C3

Item 2 Date of Material Change

September 30, 2022

Item 3 News Release

A news release announcing the material change was issued on September 30, 2022 through EIN Presswire. The new release was filed on SEDAR under  the Company's profile at www.sedar.com.

Item 4 Summary of Material Change

On September 30, 2022 the Company announced the appointment of Grant Bond as Chief Financial Officer of the Company effective October 1, 2022.

Item 5.1 Full Description of Material Change

On September 30, 2022 the Company the Company announced the appointment of Grant Bond as Chief Financial Officer of the Company effective October 1, 2022.

Mr. Bond is a Chartered Professional Accountant (CPA, CA) with more than twelve years of financial management experience in the mining industry. He has extensive background in financial and risk management, financial reporting, and SOX compliance. He currently serves as the Chief Financial Officer of P2 Gold Inc., an exploration mining company listed on the TSX Venture Exchange. Prior to this, he was the Corporate Controller at Pretium Resources Inc. responsible for managing the accounting and financial reporting functions as Pretium evolved from an explorer to a profitable intermediate gold producer. Mr. Bond began his career in the assurance group at PricewaterhouseCoopers LLP primarily focusing on operating and exploration mining clients. He holds a Diploma in Accounting and Bachelor of Science from the University of British Columbia. Mr. Bond succeeds Katrina Anderson, who joined the Company as Chief Financial Officer shortly after its founding.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No omitted information.

Item 8 Executive Officer

Contact: Dennis Higgs, President

Telephone: 604-644-6579

Item 9 Date of Report

October 4, 2022

Forward Looking Information

This material change report contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbors created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof